Exhibit 23.1

The Board of Directors

Max Re Capital Ltd.

We consent to incorporation by reference in the registration statement (No. 333-69092) on Form S-8 of Max Re Capital Ltd. of our report dated January 26, 2004, with respect to the consolidated balance sheets of Max Re Capital Ltd. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 which report appears in the December 31, 2003 annual report on Form 10-K of Max Re Capital Ltd.

/s/ KPMG
Hamilton, Bermuda
February 27, 2004